SHINHAN FINANCIAL GROUP CO., LTD.

Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

Contents



KPMG Samjong Accounting Corp.

P.O.Box Kangnam 1989	Gangnam Finance Center 27th Fl., 152 Teheran-ro, Gangnam-gu, Seoul 06236 Republic of Korea	Tel 82-2-2112-0100 Fax 82-2-2112-0101 www.kr.kpmg.com

Independent Auditors' Review Report
Based on a report originally issued in Korean

The Board of Directors and Stockholders
Shinhan Financial Group Co.,Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Shinhan Financial Group Co., Ltd. (the "Company"), which comprise the separate interim statement of financial position as of March 31, 2023, the separate interim statement of comprehensive income, the separate interim statements of changes in equity and cash flows for the three-month period ended March 31, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards ("K-IFRS") No.1034 *Interim Financial Reporting*, and for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Review Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 *Interim Financial Reporting*.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such separate interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying separate interim statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2022, were reviewed by another auditor and their report thereon, dated May 16, 2022, expressed that nothing was found for them to believe those financial statements are not presented fairly, in all material respects, in accordance with K-IFRS No. 1034 *Interim Financial Reporting*.

The separate statement of financial position of the Company as of December 31, 2022, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein) were audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2023, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

KPMG Samjong Accounting Corp.

May 15, 2023
Seoul, Korea

This report is effective as of May 15, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Financial Position
As of March 31, 2023 and December 31, 2022

(In millions of won)	Note		March 31, 2023 (Unaudited)	December 31, 2022
Assets				
Cash and due from banks at amortized cost	4, 5, 24	₩	330	2,187
Financial assets at fair value through profit or loss	4, 6, 24		4,008,089	1,778,475
Loans at amortized cost	4, 7, 24		3,948,930	4,009,467
Property and equipment	24		6,890	5,820
Intangible assets			5,642	5,591
Investments in subsidiaries	8		30,730,364	30,730,364
Net defined benefit assets	11		506	1,746
Deferred tax assets			-	18,311
Other assets	4, 7, 24		997,429	904,353
Total assets		₩	39,698,180	37,456,314
Liabilities				
Borrowings	4, 9		15,000	20,000
Debt securities issued	4, 10, 24		10,031,848	9,815,457
Deferred tax liabilities			1,271	-
Other liabilities	4, 24		1,468,477	944,308
Total liabilities			11,516,596	10,779,765
Equity	12			
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,595,799	4,196,968
Capital surplus			11,350,819	11,350,819
Capital adjustments			(45,797)	(46,114)
Accumulated other comprehensive loss			(5,217)	(5,210)
Retained earnings			9,316,339	8,210,445
Total equity			28,181,584	26,676,549
Total liabilities and equity		₩	39,698,180	37,456,314

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Comprehensive Income
For the three-month periods ended March 31, 2023 and 2022

(In millions of won, except earnings per share data)	Note	Three-month periods ended March 31	
		2023 (Unaudited)	**2022 (Unaudited)**
Interest income	21, 24	22,427	20,609
Interest expense	24	(63,397)	(50,546)
Net interest expense	13	(40,970)	(29,937)
Fees and commission income	21, 24	17,379	15,266
Fees and commission expense	24	(145)	(131)
Net fees and commission income	14	17,234	15,135
Dividend income	15, 21, 24	1,747,690	1,444,631
Net gain(loss) on financial instruments at fair value through profit or loss	21	52,267	(9,856)
Net foreign currency transaction gain	21	17,826	14,374
Reversal of (provision for) credit loss allowance	16, 21	12	(9)
General and administrative expense	17, 24	(27,718)	(27,965)
Operating income		1,766,341	1,406,373
Non-operating income(expenses)		(497)	280
Profit before income taxes		1,765,844	1,406,653
Income tax expense	19	19,574	89
Profit for the period		1,746,270	1,406,564
Other comprehensive income (loss) for the period, net of income tax			
Items that will not be reclassified to profit or loss:			
Remeasurements of the defined benefit plan		(7)	-
Total comprehensive income for the period		1,746,263	1,406,564
Basic and diluted earnings per share in won	20	3,234	2,564

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Changes in Equity
For the three-month periods ended March 31, 2023 and 2022

		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2022	₩	2,969,641	3,334,531	11,350,819	(45,797)	(7,253)	8,803,435	26,405,376
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,406,564	1,406,564
		-	-	-	-	-	1,406,564	1,406,564
Transactions with owners:								
Dividends		-	-	-	-	-	(747,705)	(747,705)
Dividend to hybrid bonds		-	-	-	-	-	(37,391)	(37,391)
Issuance of hybrid bonds		-	598,291	-	-	-	-	598,291
Acquisition of treasury stock		-	-	-	(36,835)	-	-	(36,835)
		-	598,291	-	(36,835)	-	(785,096)	(223,640)
Balance at March 31, 2022 (Unaudited)	₩	2,969,641	3,932,822	11,350,819	(82,632)	(7,253)	9,424,903	27,588,300

		Capital stock	Hybrid Bonds	Capital surplus	Capital adjust-ments	Accumulated other comprehe-nsive loss	Retained earnings	Total
Balance at January 1, 2023	₩	2,969,641	4,196,968	11,350,819	(46,114)	(5,210)	8,210,445	26,676,549
Total comprehensive income for the period:								
Profit for the period		-	-	-	-	-	1,746,270	1,746,270
Other comprehensive income (loss)		-	-	-	-	(7)	-	(7)
		-	-	-	-	(7)	1,746,270	1,746,263
Transactions with owners:								
Dividends		-	-	-	-	-	(455,215)	(455,215)
Dividend to hybrid bonds		-	-	-	-	-	(47,924)	(47,924)
Transfer to retained earning of redemption loss of hybrid bonds		-	-	-	317	-	(317)	-
Issuance of hybrid bonds		-	398,831	-	-	-	-	398,831
Acquisition of treasury stock		-	-	-	(136,920)	-	-	(136,920)
Retirement of treasury stock		-	-	-	136,920	-	(136,920)	-
		-	398,831	-	317	-	(640,376)	(241,228)
Balance at March 31, 2023 (Unaudited)	₩	2,969,641	4,595,799	11,350,819	(45,797)	(5,217)	9,316,339	28,181,584

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Cash Flows
For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	Three-month periods ended March 31	
		2023 (Unaudited)	2022 (Unaudited)
Cash flows from operating activities			
Profit before income taxes	₩	1,765,844	1,406,653
Adjustments for:			
Interest income		(22,427)	(20,609)
Interest expense		63,397	50,546
Dividend income		(1,747,690)	(1,444,631)
Net gain on financial instruments at fair value through profit or loss		(48,544)	12,226
Provision for(reversal of) credit loss allowance		(12)	9
Employee costs		1,721	2,717
Depreciation and amortization		919	765
Net foreign currency translation gain		(16,515)	(13,423)
Non-operating expense		8	59
		(1,769,143)	(1,412,341)
Changes in assets and liabilities:			
Financial instruments at fair value through profit or loss		(1,873,014)	(1,692,552)
Other assets		295	(267)
Net defined benefit liabilities		620	(523)
Other liabilities		(8,554)	(1,268)
		(1,880,653)	(1,694,610)
Interest received		30,227	28,101
Interest paid		(69,363)	(57,841)
Dividend received		1,740,710	1,439,238
Income tax paid		(1,254)	(483)
Net cash provided by operating activities		(183,632)	(291,283)
Cash flows from investing activities			
Acquisition of financial assets at fair value through profit or loss		(300,000)	(400,000)
Lending of loans at amortized cost		(55,000)	(40,000)
Collection of loans at amortized cost		160,000	190,000
Acquisition of property and equipment		(400)	(514)
Acquisition of intangible assets		(72)	-
Increase in other assets		(473)	(311)
Decrease in other assets		711	991
Net cash used in investing activities	₩	(195,234)	(249,834)

SHINHAN FINANCIAL GROUP CO., LTD.
Separate Interim Statements of Cash Flows (Continued)
For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	Three-month periods ended March 31	
		2023 (Unaudited)	2022 (Unaudited)
Cash flows from financing activities			
Issuance of hybrid bonds	₩	400,000	600,000
Issuance of debt securities		640,000	490,000
Repayments of debt securities issued		(460,000)	(476,000)
Debt securities issuance costs paid		(967)	(808)
Increase in borrowings		115,000	20,000
Decrease in borrowings		(120,000)	-
Hybrid bonds issuance costs paid		(1,169)	(1,709)
Dividends paid		(58,539)	(55,326)
Acquisition of treasury stock		(136,920)	(36,835)
Repayments of leased liabilities		(398)	(436)
Net cash inflow from financing activities		377,007	538,886
Effect on the exchange rate changes of cash equivalents in foreign currency		-	1
Net decrease in cash and cash equivalents		(1,859)	(2,230)
Cash and cash equivalents at the beginning of the period	23	2,186	3,961
Cash and cash equivalents at the end of the period	23 ₩	327	1,731

See accompanying notes to the separate interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

1. Reporting entity

Shinhan Financial Group Co., Ltd. (hereinafter referred to as "the Company") was established on September 1, 2001 for the main business purposes such as control and management of companies operating in the financial industry, and financial support for subsidiaries. In addition, the stocks were listed on the Korea Exchange on September 10, 2001, and the Company was registered with the Securities and Exchange Commission (SEC) on September 16, 2003, and on the same date, ADS (American Depositary Shares) was listed on the New York Stock Exchange (NYSE).

2. Basis of preparation

(a) Statement of compliance

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards ("K-IFRS"), as prescribed in *the Act on External Audit of Stock Companies* of the Republic of Korea. These separate interim financial statements were prepared in accordance with K-IFRS No.1034, *'Interim Financial Reporting'* as part of the period covered by the Company's K-IFRS annual financial statements and contain less information than required in the annual separate financial statements. Selective comments include a description of transactions or events that are significant in understanding the changes in the financial position and management performance of the Company that occurred after December 31, 2022.

The separate interim financial statements of the Company are separate financial statements prepared in accordance with K-IFRS No. 1027 *'Separate Financial Statements'* in which presented on the basis of direct equity investments, not on that the controlling company, equity interests in associates and joint ventures does not base the investment on the investee's reported performance and net assets.

(b) Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. When estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

Estimates and underlying assumptions about estimates are continually reviewed, and changes in accounting estimates are recognized for the period in which the estimates are changed and the period to be affected in the future. Income tax expense in the interim period is measured by applying the expected annual income tax rate, i.e. the estimated average annual effective income tax rate.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were, except for the method of estimation used to determine the income tax expense for the interim period, the same as those that applied to the separate financial statements as of and for the year ended December 31, 2022.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

3. Material accounting policies

The Company applies the same accounting policies applied as when preparing the annual separate financial statements for the year ended December 31, 2022, except for the following amendments that have been applied for the first time since January 1, 2023 and as described in Note 2(b).

i) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements' –Disclosure of Accounting Policies

The amendments define material accounting policy information and require disclosure of material accounting policy information. The Company expects that the amendments will not have a significant impact on the separate financial statements.

ii) Amendments to K-IFRS No. 1001 'Presentation of Financial Statements'– Disclosure of profit or loss on assessment of financial liability with exercise price adjusting term

The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with the adjustable exercise price are classified as financial liabilities. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iii) Amendments to K-IFRS No. 1008 'Accounting Policies, Changes in Accounting Estimates and Errors'– Definition of Accounting Estimates

The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The Company expects that the amendments will not have a significant impact on the separate financial statements.

iv) Amendments to K-IFRS No. 1012 'Income Taxes'- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the separate financial statements.

4. Financial risk management

(a) Overview

As a financial services provider, Shinhan Financial Group Co., Ltd. and its subsidiaries (hereinafter referred to as the "Group") are exposed to various risks that may occur in each business area, and the main risks are credit risk, market risk, interest rate risk and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with the basic risk management policies established by the controlling company and each subsidiary.

i) Risk management organization

The Group's basic policies and strategies for risk management are established by the Risk Management Committee (hereinafter referred to as the "Group Risk Management Committee") within the board of directors of the parent company. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and discusses risk policies and strategies of the group and each subsidiary through the Group Risk Council, which consists of each subsidiary's Chief Risk Management Officer. Subsidiaries implement the group's risk policies and strategies through risk management committees, risk-related working committees, and risk management organizations for each company, and consistently establish and implement detailed risk policies and strategies for subsidiaries. The risk management team of the parent company performs the risk management and supervision work by assisting the group's chief risk manager.

Shinhan Financial Group has a hierarchical limit system to manage the group's risks at an appropriate level. The Group Risk Management Committee sets the risk limits that can be borne by the group and each subsidiary, and the risk management committees

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

and management level risk groups of each subsidiary establish and manage detailed risk limits by risk type, department, desk, and product.

ii) Risk management framework

ii-1) Risk Capital Management

Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite, which is a datum point on the level of risk burden compared to available capital. As part of the Group's risk capital management, the Group has adopted and maintains various risk planning processes and reflects such risk planning in the Group's business and financial planning. The Group also has adopted and maintains a risk limit management system to ensure that risks in the Group's business do not exceed prescribed limits.

ii-2) Risk monitoring

The Group proactively, preemptively and periodically review risks that may impact our overall operations, through a multidimensional risk monitoring system. Currently, each of subsidiaries is required to report to the Company any factors that could have a material impact on the group-wide risk management, and the Company reports to the Group's Chief Risk Officer and other members of the Group's senior management the results of risk monitoring on a weekly, monthly and on an ad hoc basis as needed.

In addition, the Group performs preemptive risk management through a "risk dashboard system" under which the Group closely monitors any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of subsidiaries, and to the extent such monitoring yields any warning signals, the Group promptly analyze the causes and, if necessary, formulates and implements actions in response to these warning signals.

ii-3) Risk review

The risk management departments of all subsidiaries are required to review in advance on matters relating to the adoption of new financial transactions, relating to the entry into new business concerning investment and capital increase, and relating to setting and changing limits. Through these reviews, risk factors are reviewed in advance, reckless promotion of business that may not easily detect risk factors are barred, and reasonable decision-making is supported.

The risk management departments of all subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the controlling company level prior to making any independent risk reviews.

ii-4) Crisis management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group's survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, "alert", "imminent crisis" and "crisis", determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Company maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Company directly takes charge of the situation so that the Company manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk

i) Credit risk management

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers and investment securities. The Company's credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

< Techniques, assumptions and input variables used to measure impairment>

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses. To make that assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.

i-1-1) Measuring the risk of default

The Company assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

Internal credit rate is a key input variable for determining term structure of probability of default. The Company accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Company uses information obtained from external credit rating agencies when performing these analyses. The Company applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-1-3) Significant increases in credit risk

The Company uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.

i-2) Risk of default

The Company considers a financial asset to be in default if it meets one or more of the following conditions:
- if a borrower is overdue 90 days or more from the contractual payment date,
- if the Company judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Company uses the following indicators when determining whether a borrower is in default:
- qualitative factors (e.g. breach of contract terms),
- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Company, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Company uses the number of days past due for each financial instrument)
- internal data and external data

The definition of default applied by the Company generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

i-3) Reflection of forward-looking information

The Company reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating this forward-looking information, the Company utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Company identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing data obtained from past experience and drew correlations across credit risk for each variable. After that, the Company has reflected the forward-looking information through regression estimation. To reflect internal and external economic uncertainty, the Company has reviewed worst scenario in addition to the 3 scenarios of upside, central and downside to reflect the final forward-looking information.

Key macroeconomic variables	Correlation with credit risk
GDP growth rate (YoY %)	Negative
Private consumption index growth rate (YoY %)	Negative
Index of Equipment Investment (YoY %)	Negative
Consumer price index (%)	Positive
Current account ($0.1 billion)	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Company, are derived based on data from the past more than ten years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-4) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default ("PD")
- Loss given default ("LGD")
- Exposure at default ("EAD")

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Shinhan Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time and considering the distribution of ratings so that the counterparty or exposure is not concentrated on a specific rating.

LGD refers to the expected loss if a borrower defaults. The Company calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Company derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

In measuring expected credit losses on financial assets, the Company uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products
- Internal credit risk rating
- Type of collateral
- Loan to value ("LTV")
- Industry that the borrower belongs to
- Location of the borrower or collateral
- Days of delinquency

The criteria for classifying groups are periodically reviewed to maintain the homogeneity of the group and adjusted if necessary. The Company uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from past experience.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

i) Credit risk management (continued)

i-5) Write-off of financial assets

The Company writes off a portion of or entire loan or debt security for which the Company does not expect to receive its principal and interest. In general, the Company writes off the balance when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Company and is carried out with the approval of the Financial Supervisory Service, if necessary. The Company may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) The Company's maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of March 31, 2023 and December 31, 2022 are as follows:

			March 31, 2023	**December 31, 2022**
Due from banks and loans at amortized cost(*1):	Banks	₩	330	2,187
	Corporations		3,948,930	4,009,467
			3,949,260	4,011,654
Financial assets at fair value through profit or loss			2,811,778	932,091
Other financial assets at amortized cost(*1)(*2)			995,083	902,881
		₩	7,756,121	5,846,626

(*1) The maximum exposure amounts for due from banks, loans and other financial assets at amortized cost are measured as net of allowances.
(*2) It is comprised of accounts receivable, accrued income, and guarantee deposits.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(b) Credit risk (continued)

iii) Information of financial assets by credit risk

Financial assets by credit risk as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
	12-months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):					
Banks	₩ 330	-	330	-	330
Corporations	3,951,725	-	3,951,725	(2,795)	3,948,930
	3,952,055	-	3,952,055	(2,795)	3,949,260
Other financial assets at amortized cost	995,720	-	995,720	(637)	995,083
	₩ 4,947,775	-	4,947,775	(3,432)	4,944,343

		December 31, 2022			
	12 months ECL	Lifetime ECL	Gross amount	Allowance	Total, net
Due from banks and loans at amortized cost(*):					
Banks	₩ 2,189	-	2,189	(2)	2,187
Corporations	4,012,304	-	4,012,304	(2,837)	4,009,467
	4,014,493	-	4,014,493	(2,839)	4,011,654
Other financial assets at amortized cost	903,486	-	903,486	(605)	902,881
	₩ 4,917,979	-	4,917,979	(3,444)	4,914,535

(*) The credit quality of due from banks and loans is divided into Prime and Normal. The credit quality of due from banks and loans as of March 31, 2023 and December 31, 2022 was classified as Prime. The distinction between Prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(c) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

According to the Financial Holding Companies Act, the Company manages liquidity so that the total amount of assets with a residual maturity of less than one month exceeds the total amount of liabilities with a residual maturity of less than one month as of the end of each month.

Contractual maturities for non-derivative financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023						
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities(*)								
Borrowings		-	-	-	15,000	-	-	15,000
Debt securities issued	₩	221,689	345,304	249,189	918,390	7,857,554	1,318,251	10,910,377
Other financial liabilities		464,190	117,348	47,557	49,464	125,285	-	803,844
	₩	685,879	462,652	296,746	982,854	7,982,839	1,318,251	11,729,221

		December 31, 2022						
		Less than 1 month	1 ~ 3 months	3 ~ 6 months	6 months ~ 1 year	1 ~ 5 years	More than 5 years	Total
Non-derivative financial liabilities(*)								
Borrowings		-	20,000	-	-	-	-	20,000
Debt securities issued	₩	118,327	410,000	521,135	850,040	7,128,979	1,625,108	10,653,589
Other financial liabilities		24,039	6,602	131,488	1,079	107,906	-	271,114
	₩	142,366	436,602	652,623	851,119	7,236,885	1,625,108	10,944,703

(*) The amounts include both principal and interest cash flows of financial liabilities.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Company are based on the trading agencies' notifications. If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service.

The Company uses its judgement to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period. The fair value of financial instruments is determined using valuation techniques; such as, a method of using recent transactions between independent parties with reasonable judgement and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models.

The Company classifies and discloses fair value of financial instruments into the following three-level hierarchy:

- Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.

- Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

- Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets which are presented at their fair value in the statements of financial position as of March 31, 20233and December 31, 2022 are as follows:

		March 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets					
Financial assets measured at fair value through profit or loss	₩	-	2,811,778	1,196,311	4,008,089

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets					
Financial assets measured at fair value through profit or loss	₩	-	932,091	846,384	1,778,475

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-2) Changes in level 3 of the fair value hierarchy

- Changes in level 3 of the fair value hierarchy for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023
		Financial assets measured at FVTPL
Beginning balance	₩	846,384
Recognized in profit or loss		49,927
Purchases		300,000
Ending balance	₩	1,196,311

		December 31, 2022	
		Financial assets measured at FVTPL	Net derivative instruments Held for trading
Beginning balance	₩	564,387	11,670
Recognized in profit or loss		(118,003)	10,578
Purchases		400,000	-
Payment		-	(22,248)
Ending balance	₩	846,384	-

i-3) Valuation techniques and input variables unobservable in markets

i-3-1) The valuation techniques and the fair value measurement input variables of financial instruments classified as level 2 as of March 31, 2023 and December 31, 2022 are as follows:

	Classification	Valuation techniques	Type	Book Value	Inputs
2023	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	2,811,778	Prices of underlying assets such as stocks and bonds, exchange rates
2022	Financial assets measured at FVTPL	Net asset valuation approach	Beneficiary certificates	932,091	Prices of underlying assets such as stocks and bonds, exchange rates

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i-3-2) Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of March 31, 2023 and December 31, 2022 are as follows:

				March 31, 2023		
	Valuation technique	**Type of financial instrument**		**Book value**	**Significant unobservable input**	**Range of estimates for unobservable input**
Financial assets						
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	₩	1,196,311	Volatility of interest rate	0.48%~1.97%

(*) It is calculated by applying the Hull-White model method.

				December 31, 2022		
	Valuation technique	**Type of financial instrument**		**Book value**	**Significant unobservable input**	**Range of estimates for unobservable input**
Financial assets						
Financial assets measured at FVTPL	Option model(*)	Hybrid bonds	₩	846,384	Volatility of interest rate	0.72%~1.47%

(*) It is calculated by applying the Hull-White model method.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

i) Financial instruments measured at fair value (continued)

i-4) Sensitivity to changes in unobservable input variables

- For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of March 31, 2023 and December 31, 2022 are as follows:

			March 31, 2023	
			Profit (loss) for the year	
Type of financial instrument			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	₩	2,784	(2,349)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

			December 31, 2022	
			Profit (loss) for the year	
Type of financial instrument			Favorable change	Unfavorable change
Financial assets measured at FVTPL(*)	Financial assets at fair value through profit or loss	₩	989	(1,149)

(*) Based on 10% of increase or decrease in volatility of underlying assets, and volatility of interest rate, which are major unobservable inputs.

ii) The financial instruments measured at amortized cost

ii-1) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Type	Measurement methods of fair value
Due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposit or the next day deposit of a short-term instrument. For this reason, the carrying value approximates fair value.
Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower, etc.
Borrowings and debt securities issued	The fair value of borrowings and debt securities issued is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(d) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-2) The carrying value and fair value of the financial instruments measured at amortized cost as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		December 31, 2022	
		Carrying value	Fair value	Carrying value	Fair value
Assets:					
Due from banks at amortized cost	₩	330	330	2,187	2,187
Loans at amortized cost		3,948,930	3,805,801	4,009,467	3,676,855
Other financial assets at amortized cost		995,083	995,083	902,881	902,881
	₩	4,944,343	4,801,214	4,914,535	4,581,923
Liabilities:					
Borrowings		15,000	14,518	20,000	19,922
Debt securities issued	₩	10,031,848	9,711,260	9,815,457	9,196,089
Other financial liabilities		840,838	840,838	314,613	314,613
	₩	10,887,686	10,566,616	10,150,070	9,530,624

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair values as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023			
		Level 1	Level 2	Level 3	Total
Assets:					
Due from banks at amortized cost	₩	327	3	-	330
Loans at amortized cost		-	-	3,805,801	3,805,801
Other financial assets at amortized cost		-	-	995,083	995,083
	₩	327	3	4,800,884	4,801,214
Liabilities:					
Borrowings			14,518	-	14,518
Debt securities issued	₩	-	9,711,260	-	9,711,260
Other financial liabilities		-	-	840,838	840,838
	₩	-	9,725,778	840,838	10,566,616

		December 31, 2022			
		Level 1	Level 2	Level 3	Total
Assets:					
Due from banks at amortized cost	₩	2,184	3	-	2,187
Loans at amortized cost		-	-	3,676,855	3,676,855
Other financial assets at amortized cost		-	-	902,881	902,881
	₩	2,184	3	4,579,736	4,581,923
Liabilities:					
Borrowings	₩	-	19,922	-	19,922
Debt securities issued		-	9,196,089	-	9,196,089
Other financial liabilities		-	-	314,613	314,613
	₩	-	9,216,011	314,613	9,530,624

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

4. Financial risk management (continued)

(e) Measurement for the fair value of financial instruments (continued)

ii) The financial instruments measured at amortized cost (continued)

ii-4) Information on valuation technique and inputs used as of March 31, 2023 and December 31, 2022 in measuring financial instruments not measured at fair value classified as level 2 or 3 is as follows:

	Valuation technique		Fair value	Inputs
		March 31, 2023		
Assets:				
Due from banks at amortized cost	-	₩	3	-
Loans at amortized cost	DCF		3,805,801	Discount rate Exchange rate
Other financial assets at amortized cost	DCF		995,083	Discount rate Exchange rate
		₩	4,800,887	
Liabilities:				
Borrowings	DCF		14,518	Discount rate
Debt securities issued	DCF	₩	9,711,260	Discount rate Exchange rate
Other financial liabilities	DCF		840,838	Discount rate Exchange rate
		₩	10,566,616	

	Valuation technique		Fair value	Inputs
		December 31, 2022		
Assets:				
Due from banks at amortized cost	-	₩	3	-
Loans at amortized cost	DCF		3,676,855	Discount rate Exchange rate
Other financial assets at amortized cost	DCF		902,881	Discount rate Exchange rate
		₩	4,579,739	
Liabilities:				
Borrowings	DCF	₩	19,922	Discount rate
Debt securities issued	DCF		9,196,089	Discount rate Exchange rate
Other financial liabilities	DCF		314,613	Discount rate Exchange rate
		₩	9,530,624	

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

(e) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of each category of financial assets and financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023		
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:				
Cash and due from banks at amortized cost	₩	-	330	-
Financial assets at fair value through profit or loss		4,008,089	-	-
Loans at amortized cost		-	3,948,930	-
Other financial assets at amortized cost		-	995,083	-
	₩	4,008,089	4,944,343	-
Liabilities:				
Borrowings	₩	-	-	15,000
Debt securities issued		-	-	10,031,848
Other financial liabilities		-	-	840,838
	₩	-	-	10,887,686

		December 31, 2022		
		Financial assets measured at fair value through profit or loss	Financial assets measured at amortized cost	Financial liabilities measured at amortized cost
Assets:				
Cash and due from banks at amortized cost	₩	-	2,187	-
Financial assets at fair value through profit or loss		1,778,475	-	-
Loans at amortized cost		-	4,009,467	-
Other financial assets at amortized cost		-	902,881	-
	₩	1,778,475	4,914,535	-
Liabilities:				
Borrowings	₩	-	-	20,000
Debt securities issued		-	-	9,815,457
Other financial liabilities		-	-	314,613
	₩	-	-	10,150,070

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

5. Restricted due from banks

Guaranteed deposits on bank accounts that are subject to restriction according to the Banking Act and other related enforcement decree as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
Overdraft deposit	₩ 3	3

6. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
Beneficiary certificates		
Beneficiary certificates in Korean won	₩ 2,756,867	862,693
Beneficiary certificates in foreign currency	54,911	69,398
	2,811,778	932,091
Hybrid Bonds		
Hybrid Bonds in Korean won	885,266	561,078
Hybrid Bonds in foreign currency	311,045	285,306
	₩ 1,196,311	846,384
	4,008,089	1,778,475

7. Loans measured at amortized cost

(a) Loans measured at amortized cost as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
Corporate loans	₩ 3,951,725	4,012,304
Less: allowance	(2,795)	(2,837)
	₩ 3,948,930	4,009,467

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

7. Financial assets at amortized cost(continued)

(b) Changes in financial assets at amortized cost and other assets for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023						
		Loans at amortized cost			**Due from banks at amortized cost & other assets**			
		12 month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12 month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning balance	₩	4,012,304	-	-	905,675	-	-	4,917,979
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		55,000	-	-	-	-	-	55,000
Collection		(160,000)	-	-	-	-	-	(160,000)
Others (*)		44,421	-	-	90,375	-	-	134,796
Ending balance	₩	3,951,725	-	-	996,050	-	-	4,947,775

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

		December 31, 2022						
		Loans at amortized cost			**Due from banks at amortized cost & other assets**			
		12 month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12 month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning balance	₩	3,980,753	-	-	843,202	-	-	4,823,955
Transfer to 12-month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Origination		500,000	-	-	-	-	-	500,000
Collection		(568,000)	-	-	-	-	-	(568,000)
Others (*)		99,551	-	-	62,473	-	-	162,024
Ending balance	₩	4,012,304	-	-	905,675	-	-	4,917,979

(*) Other changes are due to changes in dividends receivables of subsidiaries, changes in consolidated tax receivables, changes in accrued income, changes in foreign exchange rate, etc.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

7. Financial assets at amortized cost(continued)

(c) Changes in credit loss allowance of in financial assets at amortized cost and other assets for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023						
		Loans at amortized cost			**Due from banks at amortized cost & other assets**			
		12 month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12 month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning allowance	₩	2,837	-	-	607	-	-	3,444
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Provision(Reversed)		(42)	-	-	30	-	-	(12)
Ending allowance	₩	2,795	-	-	637	-	-	3,432

		December 31, 2022						
		Loans at amortized cost			**Due from banks at amortized cost & other assets**			
		12 month expected credit loss	**Lifetime expected credit loss**	**Impaired financial asset**	**12 month expected credit loss**	**Lifetime expected credit loss**	**Impaired financial asset**	**Total**
Beginning allowance	₩	4,694	-	-	832	-	-	5,526
Transfer to 12 month expected credit loss		-	-	-	-	-	-	-
Transfer to lifetime expected credit loss		-	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-
Reversed		(1,857)	-	-	(225)	-	-	(2,082)
Ending allowance	₩	2,837	-	-	607	-	-	3,444

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

8. Investments in subsidiaries

Investments in subsidiaries as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023		December 31, 2022	
Investees	Ownership percentage (%)	Carrying value	Ownership percentage (%)	Carrying value
Shinhan Bank	100.0 ₩	13,617,579	100.0 ₩	13,617,579
Shinhan Card Co., Ltd	100.0	7,919,672	100.0	7,919,672
Shinhan Securities Co., Ltd	100.0	3,001,420	100.0	3,001,420
Shinhan Life Insurance Co., Ltd	100.0	4,204,544	100.0	4,204,544
Shinhan Capital Co., Ltd	100.0	558,921	100.0	558,921
Shinhan Asset Management Co., Ltd	100.0	326,206	100.0	326,206
Jeju Bank	75.3	179,643	75.3	179,643
Shinhan Savings Bank	100.0	157,065	100.0	157,065
Shinhan Asset Trust Co. Ltd	100.0	429,491	100.0	429,491
Shinhan DS	100.0	23,026	100.0	23,026
Shinhan Fund Partners Co., Ltd(*1)	99.8	50,092	99.8	50,092
Shinhan REITs Management Co., Ltd	100.0	30,000	100.0	30,000
Shinhan AI Co., Ltd	100.0	42,000	100.0	42,000
Shinhan Venture Investment Co., Ltd.	100.0	75,840	100.0	75,840
Shinhan EZ General Insurance, Ltd	85.1	106,210	85.1	106,210
SHC Management Co., Ltd	100.0	8,655	100.0	8,655
	₩	30,730,364	₩	30,730,364

(*1) On April 3, 2023, Shinhan AITAS Co., Ltd has changed its name to Shinhan Fund Partners Co., Ltd.

9. Borrowings

Borrowings as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023		December 31, 2022	
	Interest rate (%)	Amount	Interest rate (%)	Amount
Borrowings in Korean won	3.79 ₩	15,000	2.25 ₩	20,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

10. Debt securities issued

Debt securities issued as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023			December 31, 2022		
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in won:						
Debt securities issued	1.17 ~ 6.17	₩	8,740,000	1.17 ~ 6.17	₩	8,560,000
Discount			(7,506)			(7,289)
			8,732,494			8,552,711
Debt securities issued in foreign currency :						
Debt securities issued	1.37		651,900	1.37		633,650
Subordinated debt securities issued	3.34		651,900	3.34		633,650
Discount			(4,446)			(4,554)
			1,299,354			1,262,746
		₩	10,031,848		₩	9,815,457

11. Net defined benefit assets

(a) Defined benefit obligations and plan assets

Defined benefit obligations and plan assets as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Present value of defined benefit obligations	₩	21,738	20,586
Fair value of plan assets		(22,244)	(22,332)
Net defined benefit assets	₩	(506)	(1,746)

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Current service costs	₩	606	549
Net interest expense on the net defined benefit liabilities		13	23
	₩	619	572

(*) Profit or loss arising from defined benefit plans is included in general and administrative expenses.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

12. Equity

(a) Equity as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Capital stock			
Common stock	₩	2,608,176	2,608,176
Preferred stock		361,465	361,465
		2,969,641	2,969,641
Hybrid bonds		4,595,799	4,196,968
Capital surplus			
Share premium		11,350,819	11,350,819
Capital adjustments		(45,797)	(46,114)
Accumulated other comprehensive loss		(5,217)	(5,210)
Retained earnings			
Legal reserve (*)		2,698,360	2,573,435
Regulatory reserve for loan losses		21,078	18,524
Other legal reserves		2,000	2,000
Unappropriated retained earnings		6,594,901	5,616,486
		9,316,339	8,210,445
	₩	28,181,584	26,676,549

(*) The legal reserve is restricted for the dividend to stockholders by law or legislation. According to Article 53 of the Financial Holding Companies Act, the Company is required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. Such legal reserve shall be used either to reduce a deficit or to transfer capital.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

12. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period(*)
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative, participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of March 31, 2023 and December 31, 2022 are as follows:

	Issue date	Maturity date	Interest rate (%)		March 31, 2023	December 31, 2022
	June 25, 2015	June 25, 2045	4.38	₩	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.08		134,678	134,678
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
Hybrid bonds in KRW	August 29, 2018	Perpetual bond	4.15		398,679	398,679
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	-
Hybrid bonds in USD	August 13, 2018	Perpetual bond	5.88		559,526	559,526
	May 12, 2021	Perpetual bond	2.88		556,007	556,007
				₩	4,595,799	4,196,968

(*) For the three-month period ended March 31, 2023, the deduction for capital related to hybrid bond issued is ₩1,169 million.

The Company can make early redemption for the above bonds, after 5 or 10 years from the issue date; and has the rights to extend the maturity under the same condition.

(d) Capital adjustments

Changes in accumulated capital adjustments for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Beginning balance	₩	(46,114)	(45,797)
Decrease in retained earnings (loss on repayment of hybrid bonds)		317	(317)
Acquisition of treasury stock		(136,920)	(300,600)
Retirement of treasury stock		136,920	300,600
Ending balance	₩	(45,797)	(46,114)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

12. Equity (continued)

(e) Changes in accumulated other comprehensive loss for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Beginning balance	₩	(5,210)	(7,253)
Remeasurement of the defined benefit liabilities(assets)		-	2,916
Tax effect		(7)	(873)
Ending balance	₩	(5,217)	(5,210)

(f) Regulatory reserve for loan losses

In accordance with Supervisory Regulations on Financial Holding Companies (the "Regulations"), the Company reserves the difference between allowance for credit losses under K-IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses.

i) Changes in regulatory reserve for loan losses as of March 31, 2023 and December 31, 2022 are as follows

		March 31, 2023	December 31, 2022
Beginning balance	₩	21,078	18,524
Planned regulatory reserve for loan losses		166	2,554
Ending balance	₩	21,244	21,078

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Profit for the period	₩	1,746,270	1,406,564
Provision for regulatory reserve for loan losses		(166)	(437)
Profit for the period adjusted for regulatory reserve	₩	1,746,104	1,406,127
Basic and diluted earnings per share in won factoring in regulatory reserve(*)	₩	3,234	2,563

(*) Dividends for hybrid bonds are deducted.

(g) Treasury stock

The acquisition of treasury stock for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		Beginning balance	Acquisition	Retirement	Ending balance
The number of shares		6,352	3,676,470	(3,676,470)	6,352
Carrying value	₩	227	136,920	(136,920)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired 3,676,470 shares on March 28, 2023.

		Beginning balance	Acquisition	Retirement	Ending balance
The number of shares		6,352	7,814,685	(7,814,685)	6,352
Carrying value	₩	227	300,600	(300,600)	227

(*) During the period the Company acquired treasury stocks for the purpose of retirement and retired 3,665,423 shares and 4,149,262 shares on April 25, 2022 and November 23, 2022, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

13. Net interest expense

Net interest expense for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Interest income:			
Cash and due from banks at amortized cost	₩	174	51
Loans at amortized cost		22,129	20,488
Others		124	70
		22,427	20,609
Interest expense:			
Borrowings		(202)	(69)
Debt securities issued		(63,175)	(50,466)
Others		(20)	(11)
		(63,397)	(50,546)
Net interest expense	₩	(40,970)	(29,937)

14. Net fees and commission income

Net fees and commission income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Fees and commission income:			
Royalty	₩	17,376	15,261
Others		3	5
		17,379	15,266
Fees and commission expense:			
Others		(145)	(131)
Net fees and commission income	₩	17,234	15,135

15. Dividend income

Dividends income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Dividend from subsidiaries	₩	1,736,958	1,439,500
Dividend to hybrid bonds		10,732	5,131
	₩	1,747,690	1,444,631

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

16. Provision for (reversal of) credit losses allowance

Provision for (reversal of) credit losses allowance for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Provision for (reversal of) credit losses allowance	₩	(12)	9

17. General and administrative expenses

General and administrative expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Salaries:			
Salary expenses and bonuses	₩	11,484	12,713
Severance benefits		619	572
Rent		224	212
Lease		90	52
Entertainment		592	569
Depreciation		900	754
Amortization		19	11
Taxes and dues		378	282
Advertising		9,211	7,918
Others		4,201	4,882
	₩	27,718	27,965

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

18. Share-based payments

(a) Performance shares granted as of March 31, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment	
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)	
Exercising period	4 years from the commencement date of the year to which the grant date belongs	
Estimated number of shares vested at March 31, 2023	216,820	2,358,972
Fair value per share in Korean won (*)	₩44,222, ₩33,122, ₩37,387, and ₩ 37,081 for the expiration of the exercising period from 2019 to 2022	₩ 35,350

(*) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

18. Share-based payments (continued)

(b) Share-based compensation costs
Based on the share-based payment arrangements held by the Company, the share-based compensation costs for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023		
		Employees of		
		Shinhan Financial Group	**Subsidiaries**	**Total**
Performance shares	₩	1,102	4,974	6,076

		March 31, 2022		
		Employees of		
		Shinhan Financial Group	**Subsidiaries**	**Total**
Performance shares	₩	2,145	16,950	19,095

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

18. Share-based payments (continued)

(c) Share-based compensation payable

In accordance with the share-based compensation agreements by the Company, the share-based compensation payable as of March 31, 2023 and December 31, 2022 are as follows.

		March 31, 2023		
		Accrued expense		
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	₩	12,058	79,278	91,336

(*)As of March 31, 2023, the Company recognized accounts receivable from the subsidiaries for the amount of ₩ 79,278 million, which was payable to employees of the subsidiaries.

		December 31, 2022		
		Accrued expense		
		Shinhan Financial Group	Subsidiaries (*)	Total
Performance shares	₩	12,746	91,469	104,215

(*)As of December 31, 2022, the Company recognized accounts receivable from the subsidiaries for the amount of ₩ 91,469 million, which was payable to employees of the subsidiaries.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won, except per share data)

19. Income taxes

Income tax expense for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Current income tax expense	₩	-	-
Temporary differences (*)		19,581	89
Income tax recognized directly in equity (*)		(7)	-
Income tax expense	₩	19,574	89

(*) Deferred tax assets(liabilities) that expect to be realized after 2023 reflect the changes in tax rates due to the new tax rate from the amendment to the tax law in early 2023.

20. Earnings per share

Basic and diluted earnings per share for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Net profit for the period	₩	1,746,270	1,406,564
Less:			
Dividends to hybrid bond		(47,924)	(37,391)
Net profit available for common stock	₩	1,698,346	1,369,173
Weighted average number of common shares outstanding (*)		525,140,164	534,055,202
Basic and diluted earnings per share in won	₩	3,234	2,564

(*) The number of common shares issued by the Company is 505,108,399 shares. The above weighted average number of common stocks outstanding is calculated by reflecting treasury stocks (3,676,470 shares and 7,814,685 shares for periods ended March 31, 2023 and December 31, 2022, respectively) that are retired and 17,482,000 convertible preferred shares issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

21. Operating income

Operating income for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	March 31, 2022
Dividend income	₩	1,747,690	1,444,631
Fees and commission income		17,379	15,266
Interest income		22,427	20,609
Gain on financial assets at fair value through profit of loss		52,267	4,911
Gain on foreign currency transaction		57,019	39,827
Reversal of credit loss allowance		12	-
	₩	1,896,794	1,525,244

22. Commitments and contingencies

(a) As of March 31, 2023, the Company has borrowing limit agreements for ₩ 100 billion with Korea Development Bank, ₩ 200 billion with KB Bank, and ₩ 200 billion with Hana Bank and there is no amount executed. As of December 31, 2022, the Company has borrowing limit agreements for ₩ 100 billion with Korea Development Bank and there is no amount executed.

(b) As of March 31, 2023, the Company has a lawsuit (₩ 125 million) filed as a defendant. The result is not expected to affect the financial statements significantly, however, an additional loss may incur.

23. Statement of cash flows

(a) Cash and cash equivalents in the separate statements of cash flows as of March 31, 2023 and December 31, 2022 are as follows:

		March 31, 2023	December 31, 2022
Due from financial institutions with a maturity less than three months from date of acquisition	₩	327	2,186

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

23. Statement of cash flows (continued)

(b) Changes in liabilities arising from financing activities for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023			
		Borrowings	**Debentures**	**Lease liabilities**	**Total**
Balance at January 1, 2023	₩	20,000	9,815,457	979	9,836,436
Changes from cash flows		(5,000)	179,033	(398)	173,635
Changes from non-cash flows:					
Amortization of discount on debentures		-	1,303	20	1,323
Foreign currency difference		-	36,055	-	36,055
Other changes:		-	-	1,128	1,128
Balance at March 31, 2023	₩	15,000	10,031,848	1,729	10,048,577

		March 31, 2022			
		Borrowings	**Debentures**	**Lease liabilities**	**Total**
Balance at January 1, 2022	₩	-	9,559,553	1,903	9,561,456
Changes from cash flows		20,000	13,192	(436)	32,756
Changes from non-cash flows:					
Amortization of discount on debentures		-	901	11	912
Foreign currency difference		-	25,195	-	25,195
Other changes:		-	-	602	602
Balance at March 31, 2022	₩	20,000	9,598,841	2,080	9,620,921

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions

The Company defines subsidiaries, key managements, and their families as a range of related parties in accordance with K-IFRS No.1024, and discloses the amount of transactions between the Company and related parties and the balance of receivables and payables. For details of subsidiaries, refer to 'Note 8'.

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

Related party	Account		March 31, 2023	March 31, 2022
Revenue:				
Shinhan Bank	Interest income	₩	124	71
″	Fees and commission income		10,421	9,609
″	Dividend income		1,157,105	900,000
″	Reversal of credit losses		4	-
Shinhan Card Co., Ltd.	Interest income		12,559	11,220
″	Fees and commission income		3,563	3,064
″	Dividend income		262,765	338,274
″	Reversal of credit losses		39	81
″	Other non-operating income		-	86
Shinhan Securities Co., Ltd	Interest income		4,978	4,555
″	Fees and commission income		1,276	1,119
″	Dividend income		102,492	102,352
Shinhan Life Insurance Co., Ltd.	Fees and commission income		1,184	846
″	Dividend income		162,257	-
″	Reversal of credit losses		1	-
Shinhan Capital Co., Ltd.	Interest income		3,542	3,475
″	Fees and commission income		472	302
″	Dividend income		47,597	43,334
Jeju Bank	Fees and commission income		58	54
″	Dividend income		2,420	2,420
Shinhan Asset Management Co., Ltd.	Interest income		-	134
″	Fees and commission income		97	78
″	Dividend income		7,000	53,000
″	Reversal of credit losses		-	75
Shinhan DS	Interest income		132	114
″	Fees and commission income		5	5
″	Reversal of credit losses		3	14
Shinhan Fund Partners Co., Ltd.(*1)	Fees and commission income		33	25
″	Dividend income		6,054	5,251
Shinhan Savings Bank	Interest income		664	946
″	Fees and commission income		88	76
Shinhan REITS management	Fees and commission income		21	19
Shinhan Asset Trust	Fees and commission income		141	68
Shinhan Venture Investment Co., Ltd.	Interest income		430	93
	Fees and commission income		20	1
		₩	1,787,545	1,480,761

40

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions (continued)

(a) Significant transactions with the related parties for the three-month periods ended March 31, 2023 and 2022 are as follows (continued):

Related party	Account		March 31, 2023	March 31, 2022
Expense:				
Shinhan Bank	Interest expenses	₩	141	5
″	General and administrative expenses		232	327
″	Provision for credit losses		-	88
Shinhan Card Co., Ltd.	Interest expenses		2	-
″	General and administrative expenses		13	16
Shinhan Securities Co., Ltd.	Interest expenses		34	43
″	Fees and commission expense (*2)		533	470
″	General and administrative expenses		15	-
″	Provision for credit losses		14	21
Shinhan Life Insurance Co., Ltd.	Interest expenses		215	217
″	Provision for credit losses		-	17
Shinhan Capital Co., Ltd.	Provision for credit losses		17	35
Shinhan DS	General and administrative expenses		403	351
Shinhan Savings Bank	Provision for credit losses		1	11
Shinhan REITS management	Provision for credit losses		-	1
Shinhan Asset Trust Co. Ltd.	Provision for credit losses		2	1
Shinhan A.I. Co.Ltd.	General and administrative expenses		10	10
″	Provision for credit losses		-	1
Shinhan Venture Investment Co., Ltd.	Provision for credit losses		-	4
		₩	1,632	1,618

(*1) On April 3, 2023, Shinhan AITAS Co., Ltd has changed its name to Shinhan Fund Partners Co., Ltd.
(*2) It consists of commissions paid for acquisitions of hybrid bonds and trading commissions paid for retirement of treasury stock. It was directly deducted from the equity.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties as of March 31, 2023 and December 31, 2022 are as follows:

Creditor	Debtor	Account	March 31, 2023	December 31, 2022
Assets:				
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Cash and due from banks ₩	330	2,187
"	"	Property and equipment	1,063	-
"	"	Other assets	475,813	481,007
"	Shinhan Card Co., Ltd.	Financial assets at fair value through profit or loss (*1)	659,610	342,959
"	"	Loans	2,140,634	2,224,939
"	"	Reserve for loan losses	(1,514)	(1,573)
"	"	Property and equipment	231	122
"	"	Other assets	134,622	105,364
"	Shinhan Securities Co., Ltd	Financial assets at fair value through profit or loss (*2)	311,045	285,306
"	"	Loans	765,331	743,905
"	"	Reserve for loan losses	(541)	(526)
"	"	Property and equipment	150	-
"	"	Other assets	186,802	188,626
"	Shinhan Life Insurance Co., Ltd	Other assets	7,163	8,348
"	Shinhan Capital Co.,Ltd.	Financial assets at fair value through profit or loss (*3)	225,656	218,119
"	"	Loans	840,760	833,460
"	"	Reserve for loan losses	(595)	(589)
"	"	Other assets	74,278	56,859
"	Shinhan Asset Management Co. Ltd.	Other assets	6,420	6,462
"	Jeju Bank	Other assets	4,591	2,681
"	Shinhan DS	Loans	15,000	20,000
"	"	Reserve for loan losses	(11)	(14)
"	"	Property and equipment	531	585
"	"	Intangible assets	65	-
"	"	Other assets	4,381	3,590
"	Shinhan Fund Partners Co., Ltd.(*4)	Other assets	706	878

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions (continued)

(b) Significant balances with the related parties March 31, 2023 and December 31, 2022 are as follows (continued):

Creditor	Debtor	Account		March 31, 2023	December 31, 2022
Assets:					
″	Shinhan Savings Bank	Loans		150,000	150,000
″	″	Reserve for loan losses		(106)	(106)
″	″	Other assets		14,543	12,433
″	Shinhan Asset Trust Co. Ltd.	Other assets		4,002	891
″	Shinhan REITS management	Other assets		691	545
″	Shinhan AI Co., Ltd.	Other assets		263	267
″	Shinhan Venture Investment Co. Ltd.	Loans		40,000	40,000
″	″	Reserve for loan losses		(28)	(28)
″	″	Other assets		433	154
″	Shinhan EZ General Insurance, Ltd	Other assets		39	26
			₩	6,062,358	5,726,877
Liabilities:					
Shinhan Bank.	Shinhan Financial Group Co., Ltd.	Other liabilities	₩	41,500	1,814
Shinhan Card Co., Ltd.	″	Other liabilities		22,279	22,348
Shinhan Securities Co., Ltd	″	Other liabilities		22,753	31
Shinhan Life Insurance Co., Ltd.	″	Debt security issued in won		30,000	30,000
	″	Other liabilities		165,162	115,629
Shinhan Capital Co., Ltd.	″	Other liabilities		153	1
Shinhan Asset Management Co., Ltd	″	Other liabilities		30	-
Shinhan DS	″	Other liabilities		568	186
Shinhan Savings Bank	″	Other liabilities		45	45
Shinhan AI Co., Ltd.	″	Other liabilities		197	123
Shinhan Venture Investment Co Ltd.	″	Other liabilities		1,172	1,222
			₩	283,859	171,399

(*1) It includes a gain of ₩ 16,651 million and a loss of ₩ 57,041 million on financial assets at fair value through profit or loss for the period ended March 31, 2023 and for the year ended December 31, 2022, respectively.
(*2) It includes a gain of ₩ 17,522 million and a loss of ₩ 53,786 million on financial assets at fair value through profit or loss for the period ended March 31, 2023 and for the year ended December 31, 2022, respectively.
(*3) It includes a gain of ₩ 7,537million and a loss of ₩ 29,063 million on financial assets at fair value through profit or loss for the period ended March 31, 2023 and for the year ended December 31, 2022, respectively.
(*4) On April 3, 2023, Shinhan AITAS Co., Ltd has changed its name to Shinhan Fund Partners Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions (continued)

(c) Right-of-use assets and lease liabilities recognised through lease transactions with related parties as of March 31, 2023 and December 31, 2022 are as follows:

Related parties		March 31, 2023	December 31, 2022
Right-of-use assets			
Shinhan Bank.	₩	1,063	-
Shinhan Card Co., Ltd.		231	122
Shinhan Securities Co., Ltd		150	-
	₩	1,444	122
Lease liabilities			
Shinhan Bank.	₩	684	-
Shinhan Card Co., Ltd.		239	135
Shinhan Securities Co., Ltd		150	-
	₩	1,073	135

(d) Financing transaction

Major financing transactions with related parties for the three-month periods ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

		Beginning balance	Lending	Purchases(*1)	Collection	Others(*2)	Ending balance
				March 31, 2023			
Shinhan Card Co., Ltd.	₩	2,567,898	-	300,000	(100,000)	32,346	2,800,244
Shinhan Securities Co., Ltd		1,029,211	-	-	-	47,164	1,076,375
Shinhan Capital Co., Ltd.		1,051,580	-	-	-	14,837	1,066,417
Shinhan Savings Bank		150,000	-	-	-	-	150,000
Shinhan DS		20,000	15,000	-	(20,000)	-	15,000
Shinhan Venture Investment Co., Ltd.		40,000	40,000	-	(40,000)	-	40,000
	₩	4,858,689	55,000	300,000	(160,000)	94,347	5,148,036

(*1) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ₩ 90,000 million from Shinhan Securities Co., Ltd., the underwriter.
(*2) Other transactions include financial asset assessment, foreign currency translation, etc.

		Beginning balance	Lending	Purchases(*3)	Collection	Others(*1)	Ending balance
				December 31, 2022			
Shinhan Card Co., Ltd.	₩	2,189,765	(300,000)	400,000	(300,000)	(21,867)	2, 567,898
Shinhan Securities Co., Ltd		1,013,093	-	-	-	16,118	1, 029,211
Shinhan Capital Co., Ltd.		1,064,283	-	-	-	(12,703)	1, 051,580
Shinhan Asset Management Co., Ltd.(*2)		38,000	-	-	(38,000)	-	-
Shinhan Savings Bank		200,000	-	-	(50,000)	-	150,000
Shinhan DS		24,000	20,000	-	(24,000)	-	20,000
Shinhan Venture Investment Co., Ltd.		16,000	180,000	-	(156,000)	-	40,000
	₩	4,545,141	500,000	400,000	(568,000)	(18,452)	4, 858,689

(*1) Other transactions include financial asset assessment, foreign currency translation, etc.
(*2) This is the loan for Shinhan Alternative Investment Management Inc. before the merger.
(*3) It includes an acquisition of hybrid bonds, issued by the subsidiary, for the amount of ₩ 190,000 million from Shinhan Securities Co., Ltd., the underwriter.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to the Separate Interim Financial Statements
March 31, 2023 and 2022 (Unaudited), and December 31, 2022
(In millions of won)

24. Related party transactions (continued)

(e) Management Compensation

Compensation for key management executives for the three-month periods ended March 31, 2023 and 2022 are as follows:

		March 31, 2023	**March 31, 2022**
Short-term employee benefits	₩	2,238	2,723
Severance benefits		39	38
Share-based payment expenses(*)		851	1,187
	₩	3,128	3,948

(*) Expenses recognized during the vesting period under the agreement on share-based payments.

(f) Shinhan Investment Corp., the subsidiary, acquired bonds of ₩ 190 billion and ₩ 198 billion issued by the Company for the three-month periods ended March 31, 2023 and 2022

(g) As of March 31, 2023, the agreed limit for credit card use that is provided by Shinhan Card Co., Ltd., a subsidiary company, is ₩ 4 billion.

25. Events after the reporting period

(a) Quarterly dividend resolution

The Company decided to pay a quarterly dividend of ₩525 per share for common stock and convertible preferred stock by a resolution of the board of directors on April 27, 2023 and paid dividend accordingly on May 12, 2023. The total amount of dividends is ₩ 274,357 million, and the dividend base date is March 31, 2023.

(b) Treasury stock acquisition and retirement

To enhance the shareholders' value, the Company made a decision on the acquisition and retirement of treasury stock amounted to ₩ 150 billion based on the resolution of the board of directors on April 27, 2023.

(c) Conversion of convertible preferred shares

17,482,000 convertible preferred shares issued on April 30, 2019 by the controlling company were converted into ordinary shares on May 1, 2023 (conversion ratio 1:1). 17,482,000 converted common shares will be additionally listed on the KRX on May 18, 2023, resulting in a total number of issued common shares of 522,590,399 shares after the conversion.

26. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Company uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 *'Financial Instruments'* and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the year ended December 31, 2022. As of December 31, 2022, the estimated probability of default is re-estimated using changed forward-looking information on KOSPI, private consumption index and facility investment growth rate which are major variables for calculating the default rate.

The Company will continue to monitor the domestic and global economic uncertainty and the impact of the COVID-19 on the economy.